UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Reports Receipt of Nasdaq Minimum Bid Price Extension Period Notification

As previously disclosed, on November 3, 2022, Evogene Ltd. (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is currently not in compliance with Nasdaq Rule 5450(a)(1) (the “Bid Price Rule”), as the Company’s closing bid price for its ordinary shares has been below $1.00 per share for the last 31 consecutive business days.

In accordance with Nasdaq Listing Rules, the Company was provided an initial period of 180 calendar days, or until May 1, 2023, to regain compliance with the Bid Price Rule.

On May 2, 2023, Nasdaq notified the Company that its transfer from the Nasdaq Global Market to the Nasdaq Capital Market was approved, and that it was eligible for an additional 180 calendar day period, or until October 30, 2023 (the “Extended Compliance Date”), to regain compliance with the Bid Price Rules. Effective at the opening of business on May 4, 2023, the Company’s ordinary shares were transferred to the Nasdaq Capital Market.

 If, at any time before the lapse of the Extended Compliance Date, the bid price for the Company’s ordinary shares closes at $1.00 or more for a minimum of 10 consecutive business days as required under the Nasdaq Listing Rules, the Staff will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). If the Company chooses to implement a reverse stock split to regain compliance, it must be completed no later than ten business days prior to the expiration of the Extended Compliance Date in order to timely regain compliance.

If the Company does not regain compliance with the Bid Price Rule by October 30, 2023, Nasdaq will provide written notification to the Company that its shares will be subject to delisting. At such time, the Company may appeal the delisting determination to a Nasdaq Hearings Panel. The Company would remain listed pending the Panel’s decision. There can be no assurance that, if the Company does appeal a subsequent delisting determination, such appeal would be successful.

The current notification from Nasdaq has no immediate effect on the listing or trading of the Company’s shares, which will continue to trade on the Nasdaq Capital Market under the symbol EVGN.

The contents of Exhibit 99.1 to this Form 6-K, are incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer